7 January 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 260,000 Reed Elsevier PLC ordinary shares at a price of 652.9376p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 58,444,914 ordinary shares in treasury, and has 1,199,291,356 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 960,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 150,500 Reed Elsevier NV ordinary shares at a price of €11.3564 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 37,170,587 ordinary shares in treasury, and has 688,963,103 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 557,500 shares.